T-Mobile US, Inc.

12920 SE 38th Street

Bellevue, Washington 98006

October 5th, 2022

Via EDGAR Transmission

Division of Corporation Finance

Disclosure Review Program

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Jennifer Gowetski and Amanda Ravitz

Re:	T-Mobile US, Inc.

Definitive Proxy Statement on Schedule 14A

Filed on April 27, 2022

File No. 001-33409

Dear Ms. Gowetski and Ms. Ravitz:

This letter is in response to the letter dated September 2, 2022, from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”), relating to the above-referenced Definitive Proxy Statement on Schedule 14A filed with the SEC on April 27, 2022 (the “2022 Proxy Statement”). The Staff’s comments are set forth below in bold, followed by the Company’s response to the comments.

Please note that the “Company” or “our” refers to T-Mobile US, Inc. As previously discussed orally with the Staff, the Company intends to address the Staff’s comments in its future proxy statements on Schedule 14A (“Future Proxy Statements”) that will be filed with the SEC, including the proxy statement on Schedule 14A relating to its 2023 annual meeting of stockholders.

Definitive Proxy Statement on Schedule 14A, filed April 27, 2022

General

1.

Please expand your discussion to address the circumstances under which you would consider having the Chair and CEO roles filled by a single individual, when shareholders would be notified of any such change, and whether you will seek prior input from shareholders.

The Company confirms that the Company in Future Proxy Statements will expand the discussion of the circumstances under which the Company would consider combining the roles of Chair of the Board of Directors (the “Board”) and Chief Executive Officer, when shareholders would be notified about such a change and whether the Company will seek

Securities and Exchange Commission

October 5th, 2022

stockholder input prior to such a change. The Company’s largest stockholder, Deutsche Telekom AG (“Deutsche Telekom”)’s Chief Executive Officer currently serves as the Chair of the Board, pursuant to that certain Second Amended and Restated Stockholders’ Agreement, dated June 22, 2020, by and among T-Mobile, Deutsche Telekom and SoftBank Group Corp. (the “Stockholders’ Agreement”). Absent any changes to the Stockholders’ Agreement, which will require Deutsche Telekom’s approval, the Company does not foresee a possibility that the Chair of the Board and CEO roles will be filled by a single individual.

Please expand upon the role that your Lead Independent Director plays in the leadership of the board. For example, please enhance your disclosure to address whether or not your Lead Independent Director may:

•	represent the board in communications with shareholders and other stakeholders;

•	require board consideration of, and/or override your CEO on, any risk matters; or

•	provide input on design of the board itself.

The Company confirms that the Company in Future Proxy Statements will expand discussion of the role the Lead Independent Director plays in the leadership of the Board, including the Lead Independent Director’s role in the Board’s communication with stockholders and other stakeholders and in the Board’s consideration of risk matters and in the design of the Board itself.

2.	Please expand upon how your board administers its risk oversight function. For example, please disclose:

•	the timeframe over which you evaluate risks (e.g., short-term, intermediate-term, or long-term) and how you apply different oversight standards based upon the immediacy of the risk assessed;

•	whether you consult with outside advisors and experts to anticipate future threats and trends, and how often you re-assess your risk environment;

•	how the board interacts with management to identify significant emerging risks; and

•	how your risk oversight process aligns with your disclosure controls and procedures.

The Company confirms that the Company in Future Proxy Statements will expand on the timeframe for risk evaluation and application of different oversight standards, the role of outside advisors and experts and management in identifying threats, trends and risks, how often the Company reassesses the Company’s risk environment, and the connection between the Company’s risk oversight process and disclosure controls and procedures.

Securities and Exchange Commission

October 5th, 2022

*    *    *    *

Please direct questions regarding this response to me at 202-975-6454. For any future written correspondence sent by email, please use the following addresses: Peter.Osvaldik@T-Mobile.com, Mark.Nelson@T-Mobile.com and Broady.Hodder@T-Mobile.com.

Sincerely,

By:	/s/ Mark Nelson
Name:	Mark Nelson
Title:	Executive Vice President & General Counsel

Cc:	Peter Osvaldik, Executive Vice President & Chief Financial Officer

Broady Hodder, Corporate Secretary & Senior Vice President, Legal Affairs

Julia Thompson, Latham & Watkins LLP